As filed with the Securities and Exchange Commission on October 11, 2005

Registration No. 333-128298

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ X ] Pre-Effective Amendment No. 1
[ ] Post Effective Amendment No. ____

(Check appropriate Box or Boxes)

Ivy Funds*
(Exact Name of Registrant as Specified in Charter)

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217
(Address of Principal Executive Offices)

(913) 236-2000
(Area Code and Telephone Number)

Kristen A. Richards P. O. Box 29217 Shawnee Mission, Kansas 66201-9217
(Name and address of Agent for Service)

Copies to:

Alan P. Goldberg
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3100
Chicago, IL 60602

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933.

Title of Securities Being Registered: Shares of Common Stock, no par value

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

An indefinite amount of the Registrant's securities has been registered under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. In reliance upon such Rule, no filing fee is being paid at this time.

*On behalf of the Ivy International Fund.

_______________________________________________________________________

This Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14, which was filed with the Securities and Exchange Commission on September 13, 2005, incorporates by reference the information contained in Parts A, B, and C of such Registration Statement.

_______________________________________________________________________

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, in the City of Overland Park and the State of Kansas on the 11th day of October, 2005.

IVY FUNDS
(Registrant)

By /s/ Henry J. Herrmann
Henry J. Herrmann, President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signatures	Title

/s/Henry J. Herrmann	President and Trustee
Henry J. Herrmann

/s/Theodore W. Howard	Vice President, Treasurer, Principal Financial Officer
Theodore W. Howard	and Principal Accounting Officer

/s/Jarold W. Boettcher*	Trustee
Jarold W. Boettcher

/s/James D. Gressett*	Trustee
James D. Gressett

/s/Joseph Harroz, Jr.*	Trustee
Joseph Harroz, Jr.

/s/Glendon E. Johnson, Jr.*	Trustee
Glendon E. Johnson, Jr.

/s/Eleanor B. Schwartz*	Trustee
Eleanor B. Schwartz

/s/Michael G. Smith*	Trustee
Michael G. Smith

/s/Edward M. Tighe*	Trustee
Edward M. Tighe

*By: /s/Kristen A. Richards		ATTEST: /s/Daniel C Schulte
Kristen A. Richards		Daniel C. Schulte
Attorney-in-Fact		Assistant Secretary